EXHIBIT 11


                             BDM INTERNATIONAL, INC.
                        COMPUTATION OF EARNINGS PER SHARE
                  (Amounts in Thousands, Except Per Share Data)


                                                       For the Years Ended
                                                1996         1995         1994

Net Income                                    $17,675     $ 18,392      $13,078
                                              =======     ========      =======

Shares used for primary earnings per share:

     Weighted average shares
         outstanding                           13,730       11,121       10,417

     Dilutive effect of common stock
         equivalents-noncontingent options        863          697          524
                                              -------     --------      -------

              Total shares used for primary
                  earnings per share           14,593       11,818       10,941

Additional shares used for fully diluted earnings per share:

     Increase for dilutive effect of
         contingent stock options                  89          187           63
                                              -------     --------      -------

         Total shares used for
              fully diluted earnings
               per share                       14,682       12,005       11,004
                                              =======     ========      =======

Earnings per share:

     Primary                                    $1.21        $1.56        $1.20
                                                =====        =====        =====

     Fully diluted                              $1.20        $1.53        $1.19
                                                =====        =====        =====